UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Mobile Gateway First to Provide Seamless Multi-Network Connectivity for FirstNet and Commercial LTE Networks

Sierra Wireless InMotion gateway provides mission-critical connectivity for first responders utilizing the new FirstNet (Band 14 LTE) network plus AT&T, Verizon and Sprint LTE networks

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 27, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced commercial availability of FirstNet Band 14 LTE support for the InMotion™ Solutions oMG2000 mobile gateway. This multi-network gateway is also certified for use on AT&T, Verizon Wireless, and Sprint LTE networks, with the ability to switch as required to optimize coverage for mission critical communications. With an integrated radio module supporting Band 14 LTE, the oMG2000 now offers support for the dedicated FirstNet network being deployed for public safety agencies and other first responders.

Band 14 networks have already been deployed in select areas of the U.S. and have been tested in several pilot projects with InMotion gateways. As it will take time for the FirstNet network to be deployed on a national basis, the ability to seamlessly switch between the dedicated network and commercial networks is necessary to maintain connectivity and ensure that first responders can do their jobs safely.

“For first responders, maintaining connectivity is critically important to safety and effective incident management,” said Brian Anderson, Vice President of Product Marketing, Enterprise Solutions for Sierra Wireless. “These were some of the drivers behind deployment of the Band 14 network, but with less than universal coverage, there needs to be redundancy built into the system with seamless switching between networks. The oMG Mobile Gateway provides that capability with support for Band 14 along with the three largest commercial LTE networks, so that first responders can be confident they have access to the best coverage available, no matter where they are deployed.”

Brazos County Sheriff’s Office in Bryan, Texas, has been using the InMotion gateways as part of its pilot program. “The switching between the Band 14 and Verizon Wireless LTE network is seamless with no drops in connection. The start-up and connection times to our network are extremely fast, and the gateway is ready to go before the tablet has even started,” said Josh Hearen, Deputy Sheriff, Civil and Warrants Division, Brazos County Sheriff’s Office.

InMotion Solutions includes a rugged, mobile communications gateway (oMG), a mobile network management system (oMM), and a mobile-optimized VPN Server (oCM), with applications all backed by a world-class technical services team. InMotion Solutions simplify the deployment, management, and maintenance of advanced mobile networking solutions within any organization.

For the Brazos County Sheriff’s Office, the oMM Management System provided additional benefits for data collection and remote management. “We have experienced considerable speed and great range while connecting to Band 14 with the oMG that is installed in our patrol vehicle. The mapping functions and statistical data provided by the oMM system have proven to be an excellent tool for our Supervisors, and it allows our IT staff to monitor and manage the network connectivity with ease,” said Lt. Thomas Randall, Lieutenant, Special Services Division, Brazos County Sheriff’s Office. “This management functionality will be a critical requirement for all of our Band 14 gateways.”

In Adams County, a demonstration Band 14 network was established at the 2015 World Ski Championships in Vail and Beaver Creek in February. According to Vail Police Chief Dwight Henniger, “The InMotion gateway we used for the 2015 LTE Demonstration Network was an integral piece in the overall framework, contributing to the success of the demo network.”

For more information about InMotion Solutions, please visit http://www.sierrawireless.com/InMotion. To contact the Sierra Wireless Sales Desk, call +1-877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“InMotion” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 27, 2015